Exhibit 99.1

January 14, 2016

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Re: Presentation to Investors

Below please find a presentation to investors in Israel originally distributed on January 14, 2016. Please note the below is translated from its original Hebrew and to the extent there is any discrepancy between the English version and the original Hebrew version, the latter shall prevail.

Forward Looking Statements:

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

THE EVOLUTION OF A GLOBAL RETAIL CHAMPION

GAZIT-GLOBE

PRESENTATION FOR INVESTORS’ MEETING

JANUARY 2016

This presentation may include forward-looking statements, including forecasts, evaluations, pro forma figures, estimates and other information relating to future events and issues. Forward-looking statements may relate to, among other things, revenues, earnings, cash flows, capital expenditures and other financial items. Forward-looking statements may also relate to our business strategy, goals and expectations concerning our market position, future operations, profitability, liquidity and capital resources. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as the words “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases. Any forward-looking information contained in this presentation is based, in addition to existing information of the company, on present company expectations and evaluations regarding future developments and trends and on the interaction of such developments and trends. Although we believe the assumptions upon which any forward-looking statements are based are reasonable, any of these assumptions could prove to be inaccurate and the forward-looking statements based on these assumptions could be incorrect. Our business and operations involve risks and uncertainties, many of which are outside our control, and any one of which, or a combination of which, could materially affect our results of operations and whether the forward-looking statements ultimately prove to be correct. Forward-looking statements are based on current expectations and are not guarantees of future performance.

Actual results and trends in the future may differ materially from those suggested or implied by any forward-looking statements in this presentation depending on a variety of factors including those described in greater detail in our Periodical and Annual Reports, Registration Statement on Form F-1, Registration Statement on Form F-3, Annual Report on Form 20-F and in other information we file and furnish including, but not limited to, with the Israel Securities Authority, the U.S. Securities and Exchange Commission, and the Canadian Securities Administrators, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, we undertake no obligation to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect events or circumstances that occur, or that we become aware of, after the date of this presentation.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Gazit-Globe Ltd. or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Gazit-Globe Ltd.

LOCATION

LOCATION 2 LOCATION

A GLOBAL COMPANY SPECIALIZING IN THE SUPERMARKET-ANCHORED SHOPPING CENTER SECTOR, FOCUSING ON URBAN GROWTH MARKETS

Geographical Breakdown European Breakdown

Brazil Israel 3%

6%

USA Other, 4%

19% àéøåôä

47% Baltic states,

Poland, 12%

2%

Czech Rep., 4%

Russia, 4%

Finland, 9% Canada

25% Sweden, 5%

Norway, 7%

80% of NOI from countries Operating Income – NIS Scope of property portfolio rated A+ and higher 6.7 billion in two years – more than NIS 80 billion

LOCATION

LOCATION 3

LOCATION NOI according to the proportionate consolidation method- Q3/2015

ACCELERATED IMPROVEMENT OF THE PROPERTY PORTFOLIO

What are we selling?

Properties that are not core properties

Properties in second-tier cities Properties with a lower growth expectation

What are we investing in?

Core properties

Dominant properties centrally located in large cities Development and redevelopment of existing prime properties

LOCATION

LOCATION

4 LOCATION

INVESTMENTS IN ACQUISITIONS, PROPERTY DEVELOPMENT AND PROPERTY SALES SINCE 2010

Investments of NIS 42 billion in Property sales totaling acquisitions and property

NIS 12 billion development

LOCATION LOCATION LOCATION

2010 9/2015

Sales Investments

FOCUS ON PRIME PROPERTIES CENTRALLY LOCATED IN LARGE CITIES

Dominant

Properties valued at over—$ 100 million

properties having strong and

growing cash No. of As % of total properties properties

flow 46 39%

17% 10

2008 2014 2008 2014

LOCATION

LOCATION 6 LOCATION

FOCUS ON PROPERTIES LOCATED IN GROWTH REGIONS WITH HIGH HOUSEHOLD INCOMES

Properties in regions with better demographics

Average household income in a 5 km radius of the company’s properties

$102,000 $C96,000

$73,000 $C76,000

2009 2015 2009 2015

LOCATION LOCATION LOCATION

FOCUS ON PROPERTIES IN REGIONS WITH HIGH POPULATION DENSITY

Population in a 5 km radius of the company’s properties

Strong demographics in growth regions

244,000 186,000

134,000

82,000

2009 2015

2009 2015

LOCATION LOCATION LOCATION

UNITED STATES

ACQUISITIONS AND SALES IN THE UNITED STATES

Investments of NIS 8.7 billion in Property sales totaling acquisitions and property

NIS 4.8 billion development

Sales Investments

2010 9/2015

LOCATION

LOCATION 10 LOCATION

NOI IN UNITED STATES TARGETED TO GROW FROM

$ 235M TO $ 400M PER YEAR

Current NOI Future NOI

Development and

redevelopment in Increase in

progress anchor rentals

$235M

NOI

$19 $22 $36 $88

$400M

NOI

Increase in small store rental income

Future development and redevelopment of existing properties

LOCATION 2015

LOCATION

LOCATION

2025

Forward-looking information based on EQY reports and its assessments

Potrero Center, San Francisco, USA

Expected Investment: US$ 300+ Million

Potrero Center, San Francisco, USA

LOCATION 13 LOCATION

Westwood Complex, Bethesda, Maryland, USA

LOCATION

LOCATION 14 LOCATION

Serramonte Center, Daly City, USA

LOCATION

LOCATION 15 LOCATION

POTENTIAL IN THE UNITED STATES

Typical Cash Flow for a Shopping Center in the United States

Golden Age – 15 years

49% $28M

Anchors NOI Uplift

Last Expiration Mark-To-Market

4,000,000 3,500,000 3,000,000

2,500,000

2,000,000

1,500,000 1,000,000 500,000

1950 1960 1970 1980 1990 2000 2010 2020

Anchor Rent. Income Small Store Income Total Rental Income

Forward-looking information based on EQY reports and its assessments

LOCATION LOCATION LOCATION

NOI IN UNITED STATES TARGETED TO GROW FROM $ 235M TO $ 400M PER YEAR

Current NOI

Development and redevelopment in progress

Increase in anchor rental income

Future NOI

$235M

NOI

$19 $22 $36 $88

$400 M

NOI

Increase in small store rental income

Future development and redevelopment of existing properties

LOCATION 2015 2025

LOCATION 17

Forward-looking information based on EQY reports and its assessments

LOCATION

CANADA

ACQUISITIONS AND SALES IN CANADA

Investments of NIS 2.3 billion in

Property sales totaling

acquisitions and property

NIS 2.9 billion

development

Sales Investments

2010 9/2015

LOCATION LOCATION LOCATION

CANADA – ACTIVITY IN URBAN MARKETS WITH HIGH ENTRY BARRIERS

LOCATION

LOCATION 20 LOCATION

Yorkville Village, Toronto, Canada

Expected Investment: CAD 350+ Million

Yorkville Village, Toronto, Canada

LOCATION

LOCATION 22 LOCATION

GROWTH IN NOI

10-year average – 4%

LOCATION LOCATION LOCATION

GROWTH IN RENTAL INCOME FROM LEASE RENEWALS

10-year average – 10.1%

LOCATION LOCATION LOCATION

REDEVELOPMENT ACTIVITY IN CANADA

Property name City Existing Area under Total Estimated

area development costs completion

(in Sqf) (in Sqf) (in C$ M) date

Yorkville Village Toronto 285,000 41,000 352 2016 / 2017

Mount Royal Calgary 380,000 96,000 217 2017

Village

King High Line Toronto 470,000 470,000 151 2018

Brewery Edmonton 310,000 310,000 84 2017

District

Carre Lucerne Montreal 115,000 89,000 54 2017

3080 Yonge St. Montreal 250,000 65,000 110 2017

Total 1,810,000 1,071,000 968

LOCATION LOCATION LOCATION

ACTIVITY IN EUROPEAN NATIONS

Promenada, Warsaw, Poland

Investment in Phase 1&2 out of 7: € 49 Million

ACQUISITIONS AND SALES IN EUROPE

Investments of NIS 18.8 billion

Property sales totaling

in acquisitions and property

NIS 3.2 billion

development

Sales Investments

2010 9/2015

LOCATION LOCATION LOCATION

ATRIUM – THEN AND NOW

Q4/2008 Q3/2015

The company’s income-producing property €1.6bn €2.7bn

Occupancy rate 93.6% 96.3%

Operating margin 70.1% 95.1%

Leverage and debt cost 61%, 8.3% 25.5%, 3.7%

Debt rating BB- (2009) BBB-

Dividend €3 cent p.s. (FY09) €27 cent p.s.

LOCATION LOCATION LOCATION

EXPOSURE TO THE STRONG NATIONS IN CENTRAL EUROPE

Value of Properties – Atrium

(EUR 2.7 billion)

Other

11%

Russia

11% Poland

55%

Czech

Rep.

23%

Poland – 66% of the value of the properties can be

found in cities with a population of over 300 thousand, more than 50% of which is in Warsaw

Czech Rep. –64% of the value of the properties can

be found in Prague

A third of Atrium’s properties are located in

Warsaw and Prague

LOCATION LOCATION LOCATION

CITYCON – THEN AND NOW

Q4/2009 Q3/2015

The company’s income-producing property € 2.25bn €4.7bn

Equity € 0.77bn €2.25bn

Leverage and debt cost 594. %, 4.2% 45.2%, 3.4%

Debt rating No debt rating BBB / Baa2

Baltic &

Baltic & others

others 8%

9% Sweden Finland

29% 35%

Finland

64%

Sweden

27%

Norway

28%

LOCATION LOCATION LOCATION

Iso Omena, Helsinki, Finland

Expected Investment: € 182 Million

Iso Omena, Helsinki, Finland

LOCATION

LOCATION 33 LOCATION

NORWAY – ESTABLISHING THE LEADING PLATFORM IN THE NORDIC REGION

GDP per capita, at $ 97,300, is one of the highest in the world The unemployment rate, at 3.0%, is one of the lowest in Europe

LOCATION LOCATION LOCATION

(1)	Data source: Bloomberg ,The World Bank and Citycon’s 2014 presentation

NORWAY – ESTABLISHING THE LEADING PLATFORM IN THE NORDIC REGION

Sektor, the second biggest shopping-center company

in Norway, was acquired at an investment of EUR 1.5 billion (NIS 6.3 billion)

Most of the properties are located in the country’s

urban regions – around Oslo, Bergen and Stavanger Sektor has a strong, growing portfolio with a 96.5%

occupancy rate and a relatively low (10.4%) occupancy cost ratio for its tenants

(1)	Data source: Bloomberg ,The World Bank and Citycon’s 2014 presentation

LOCATION LOCATION LOCATION

AND WHAT WILL TOMORROW BRING?

INCREASED DIRECT OWNERSHIP OF PROPERTY

An integrated model based more on private real estate alongside holdings in public companies

Receipt of management fees and success fees from financial partners in Israel and abroad

A larger share for Gazit-Globe’s equity holders in the value created from property management, amounting to more than NIS 80 billion

An improvement of the financial ratios to receive an international credit rating and a reduction in debt costs

LOCATION LOCATION LOCATION

QUESTIONS?